UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 14, 2015 (May 13, 2015)

TARGACEPT, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51173	56-2020050
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 North Main Street, Suite 1510 Winston-Salem, North Carolina	27101
(Address of principal executive offices)	(Zip Code)

(336) 480–2100

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

As previously reported, Targacept, Inc. (“Targacept” or the “Company”), Talos Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Targacept, and Catalyst Biosciences, Inc., a Delaware corporation (“Catalyst”), entered into an Agreement and Plan of Merger on March 5, 2015, as amended on May 6, 2015 (“Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Catalyst, with Catalyst becoming a wholly owned subsidiary of Targacept and the surviving corporation of the merger (the “Merger”).

On May 13, 2015, Targacept, Merger Sub, and Catalyst entered into an amendment to the Merger Agreement to, among other things, adjust the exchange ratio calculation and the pre-closing dividend, including the terms of the redeemable convertible notes described below (“Amendment”). Subject to the terms and conditions of the Amendment, it is currently anticipated that at the closing of the Merger, each outstanding share of Catalyst common stock will be converted into the right to receive approximately 0.28 - 0.32 shares of common stock of the Company, as compared to the right to receive approximately 0.40-0.49 shares of common stock of the Company under the Merger Agreement prior to the Amendment. The actual exchange ratio will be adjusted to account for additional shares that Catalyst may issue before closing and for Catalyst’s actual cash balance at closing, and subject to the payment of cash in lieu of fractional shares. Immediately following the effective time of the Merger, Catalyst stockholders are expected to own approximately 58% of the combined company, as compared to owning approximately 65% of the combined company under the Merger Agreement prior to the Amendment.

In addition, pursuant to the terms of the Amendment, and prior to the closing of the Merger, Targacept is expected to pay a dividend to its stockholders of approximately $37 million in aggregate principal amount of redeemable convertible notes, which notes will be convertible into common stock of the combined company, and approximately $19 million in cash, subject to adjustment as described in the Amendment (the “Pre-Closing Dividend”). The Amendment provides that the notes will be convertible or redeemable at any time within 30 months after closing at the noteholder’s discretion, as compared to a 24 month period to maturity under the Merger Agreement prior to the Amendment. If the redeemable convertible notes are fully converted into Targacept common stock, Targacept stockholders would own approximately 57% of the combined company on a pro-forma basis as of the anticipated closing date, as compared to approximately 49% of the combined company on a pro-forma basis under the Merger Agreement prior to the Amendment. Any NNR Therapeutics™ assets not sold or otherwise disposed of prior to the closing date will remain with the combined company, rather than being placed in a liquidating trust for the benefit of Targacept stockholders.

The other material provisions of the Merger Agreement remain unchanged.

Also in connection with the Amendment, (i) the officers, directors and certain stockholders of Targacept holding approximately 41% of the outstanding common stock of Targacept have each entered into an amended voting agreement in favor of Catalyst, and (ii) certain officers, directors and stockholders of Catalyst owning or controlling approximately 82% of Catalyst’s voting stock have each entered into an amended voting agreement in favor of Targacept (collectively, the “Support Agreements”). The Support Agreements place certain restrictions on the transfer of the shares of Targacept and Catalyst held by the respective signatories thereto and covenants on the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement, as amended by the Amendment, and against any actions that could adversely affect the consummation of the Merger.

The foregoing description of the (i) Amendment and the transactions contemplated thereby and (ii) the Support Agreements and the transactions contemplated thereby, in each case, do not purport to be complete and are qualified in their entirety by reference to the Amendment, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference, and to the form of Targacept Voting Agreement and the form of Catalyst Voting Agreement, which are filed as Exhibits 10.2 and 10.3, respectively, hereto and which are incorporated herein by reference. The Amendment has been filed to provide information to investors regarding its terms. It is not intended to provide any other factual information about Targacept, Catalyst or Merger Sub, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger or the other transactions contemplated by the Merger Agreement, as amended by the Amendment. The Amendment and this summary should not be relied upon as disclosure about Targacept, Catalyst or Merger Sub. None of Targacept’s stockholders or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Targacept, Catalyst, Merger Sub or any of their respective subsidiaries or affiliates. The Amendment contains representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

Additional Information about the Merger and Where to Find More Information

In connection with the merger, Targacept and Catalyst intend to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus and a proxy statement/information statement. Investors and security holders of Targacept and Catalyst are urged to read these materials when they become available because they will contain important information about Targacept, Catalyst and the merger. The proxy statement, information statement, prospectus and other relevant materials (when they become available), and any other documents filed by Targacept with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Targacept by directing a written request to: Targacept, Inc., 100 North Main Street, Winston-Salem, North Carolina 27101, Attention: Chief Financial Officer. Investors and security holders are urged to read the proxy statement, prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Targacept and its directors and executive officers and Catalyst and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Targacept in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Targacept is also included in Part III of Targacept’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 16, 2015. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Chief Financial Officer at Targacept at the address above.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 13, 2015, the Company terminated the employment of Scott N. Cullison, Vice President, Business Development of the Company, effective May 31, 2015. Under the Company’s previously disclosed employment agreement with Mr. Cullison dated October 8, 2014, Mr. Cullison will receive severance benefits consistent with a termination other than for just cause in connection with but prior to an anticipated change in control of the Company, within the meaning of the employment agreement. Mr. Cullison’s termination was not due to any disagreement relating to the Company’s operations, policies or practices.

Item 8.01	Other Events

On May 14, 2015, Targacept issued a joint press release with Catalyst announcing that the companies have entered into the Amendment. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01	Financial statements and Exhibits

(d)	The following exhibits are furnished with this report:

Exhibit Number	Description

10.1	Amendment No. 2 to Agreement and Plan of Merger by and among Targacept, Inc., Talos Merger Sub, Inc., and Catalyst Biosciences, Inc. dated May 13, 2015.

10.2	Form of Targacept Voting Agreement dated as of May 13, 2015 entered into by and among Targacept, Catalyst and certain stockholders of Targacept as amended.

10.3	Form of Catalyst Voting Agreement dated as of May 13, 2015 entered into by and among Catalyst, Targacept and certain stockholders of Catalyst as amended.

99.1	Joint Press Release dated May 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TARGACEPT, INC.

Date: May 14, 2015	/s/ Patrick C. Rock
Patrick C. Rock
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

10.1	Amendment No. 2 to Agreement and Plan of Merger by and among Targacept, Inc., Talos Merger Sub, Inc., and Catalyst Biosciences, Inc. dated May 13, 2015.

10.2	Form of Targacept Voting Agreement dated as of May 13, 2015 entered into by and among Targacept, Catalyst and certain stockholders of Targacept as amended.

10.3	Form of Catalyst Voting Agreement dated as of May 13, 2015 entered into by and among Catalyst, Targacept and certain stockholders of Catalyst as amended.

99.1	Joint Press Release dated May 14, 2015.